Exhibit 99.1

Siyata Mobile Appoints Peter Goldstein as Chairman and Adds Seasoned Public Company Executive Luisa Ingargiola to Board of Directors

VANCOUVER, British Columbia, Feb. 09, 2021 (GLOBE NEWSWIRE) -- Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a leading global developer and provider of cellular communications solutions for enterprise customers, today announces the appointment of Peter Goldstein, currently a Siyata Board member, as the Chairman of its Board of Directors. In addition, Luisa Ingargiola, who has extensive experience on public company boards and in the capital markets, has been appointed to the Board of Directors effective as of the shareholders meeting on February 23, 2021.

“Peter’s many years in working with emerging growth, publicly traded companies is paramount to our asking him to replace me as Chairman of the Board of Directors. I look forward to being able to rely on his diverse skill set and extensive leadership experience and will work closely with him to ensure that we continue to grow Siyata and maximize our shareholder value,” commented Marc Seelenfreund, CEO of Siyata Mobile. “We are also thrilled to welcome Luisa Ingargiola to our board replacing Brian Budd. Luisa has an extensive capital markets background and we are very fortunate to have her join us. In the meantime, I wish to thank Brian for his time on the Board and we wish him the best in his future endeavors.”

Peter Goldstein is a seasoned executive and entrepreneur with more than 30 years as a C-suite executive for public and private companies. He is the founder, chairman, and chief executive officer of Grandview Capital Partners, Inc., a specialized boutique investment bank that provides innovative financial services to select entrepreneurial emerging growth companies. He also serves as managing director of Exchange Listing, LLC, which provides a myriad of services in the strategic planning and implementation of listing on a senior exchange, such as Nasdaq or NYSE, for private companies or those that are listed on alternate exchanges.

Luisa Ingargiola currently serves as Chief Financial Officer of Avalon Globocare Corp. (Nasdaq: AVCO), a biotech healthcare company focused on cell-based therapeutic and diagnostic technologies for cancer and other diseases. She also serves on several boards of publicly traded companies including ElectraMeccanica Vehicles Corp (Nasdaq: SOLO) and AgEagle Aerial Systems, Inc. (NYSE American: UAVS), where she is the audit committee chair.

About Siyata Mobile
Siyata Mobile Inc. is a Business-to-Business (B2B) global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to improve communication, increase situational awareness and save lives.

Its portfolio of enterprise cellular booster systems enables first responders and enterprise workers to amplify its cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants under the symbol “SYTAW”.

Visit siyatamobile.com and unidencellular.com/ to learn more.

Twitter: @siyatamobile
Linkedin: https://www.linkedin.com/company/siyata-mobile/

On Behalf of the Board,
Marc Seelenfreund, President and CEO

Investor Relations:
Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Siyata is using forward-looking statements in this press release when it discusses the expected timing of the fulfillment of the purchase order and the belief that with carrier approvals, sales teams and multiple large scale distribution channels secured throughout 2020, that Siyata is strongly positioned to benefit from the generational shift of enterprises and first responders transitioning from land mobile radio to cellular networks for their communication. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.